Filed Pursuant to Rule 433
Dated February 1, 2006
Registration Statement No. 333-131425
DELTA PETROLEUM CORPORATION
Roger A. Parker, President, CEO and Chairman
Kevin K. Nanke, Treasurer and CFO
Dave Donegan, VP Corporate Communications
370 17th Street, Suite 4300
Denver, Colorado 80202
For Immediate Release
DELTA PETROLEUM CORPORATION ANNOUNCES STRATEGIC
ACQUISITION IN THE OVERTHRUST PLAY OF CENTRAL UTAH
DRILLING TO BEGIN ON 88,000 ACRES NEAR COVENANT FIELD IN
CENTRAL UTAH IN SECOND QUARTER OF 2006
     DENVER, Colorado (February 1, 2006) — Delta Petroleum Corporation (“Delta”) (NASDAQ National Market: DPTR), an independent energy exploration and development company, today announced a significant strategic acquisition in the Rocky Mountain region.
     Delta has entered into a definitive purchase and sale agreement with Armstrong Resources, LLC (“Armstrong”) to acquire a 65% working interest in approximately 88,000 acres in the central Utah hingeline play. This play was recently established with a major discovery at the Covenant Field, which opened up a new petroleum province. The new thrust belt discovery is widely considered to have the potential for reserves in excess of one billion barrels of oil. The Covenant Field produces from a thrust fault controlled four-way closure. Roger A. Parker, Chairman and CEO of Delta stated, “The Covenant Field is one of the largest and most meaningful discoveries in the continental United States in recent history. The field’s shallow depth, thick pay section and high production rates make for exceptionally good economics. This transaction gives Delta significant exposure to one of the most exciting plays in the United States.” Thrust belt discoveries such as this tend to occur in a trend with other productive structures. Delta’s new land position is on trend with Covenant and is believed to contain numerous undrilled four-way closures, which appear to be the same size or larger than the Covenant Field.
     Delta will pay Armstrong a purchase price of $24 million in cash and approximately 673,000 shares of common stock. Armstrong will retain the remaining 35% working interest in the acreage. As part of the transaction, Delta will pay 100% of the drilling costs for the first three wells in the project. Delta will be the operator of the majority of the acreage, and drilling is expected to begin late in the second quarter of 2006.
     Delta has filed a shelf registration statement with the Securities and Exchange Commission and commenced an offering of up to 1.5 million shares of common stock. The net proceeds from the offering will be used to fund the cash portion of the acquisition purchase price and for general corporate purposes. Coker, Palmer, Phillips & Mullen, Inc. is managing the offering on a best efforts basis.

PRODUCTION AND RESERVES UPDATE
     Delta reaffirms its production forecast of 4.6 to 4.8 billion cubic feet equivalents (Bcfe) for the first quarter of 2006, which was provided in the Company’s operational update of January 10, 2006. Production for the month of January is estimated to approximate 1.5 Bcfe, and the current daily rate of production approximates 53 million cubic feet equivalents (Mmcfe). The Company expects that its independent reserve engineers will indicate that Delta’s proved reserves approximated 265-275 Bcfe as of December 31, 2005, for an increase of 18-23% when compared with reserves reported as of June 30, 2005.
     In the press release dated January 10, 2006, the Company referenced that production for the quarter ended December 31, 2005 would fall below original guidance, and actual production for the quarter approximated 3.1 Bcfe. The production shortfall was largely attributable to the items previously referenced, including additional drilling time associated with the Best Kenesson #1 well, severe weather in the Piceance Basin, periods of shut-in production related to new completion activity at the Newton Field, and substantially lower production related to Delta’s interest in the non-operated Baffin Bay Field in Kenedy County, Texas. “While production levels were lower than expected during the fourth quarter of 2005, we are very pleased with the progress we have made in our various development projects so far this year. I believe that 2006 will be a year of significant growth in production and reserves for Delta,” concluded Parker.
ANNUAL MEETING
     Delta held its annual meeting of shareholders on Tuesday, January 31, 2006. Shareholders approved the three items upon which they were asked to vote, namely:
     1. The election of nine directors to the Company’s board;
     2. The ratification of the appointment of KPMG LLP as independent registered public accounting firm for Delta for the transition period ended December 31, 2005; and
     3. The approval of a merger to reincorporate the Company in the State of Delaware.
     The Company effected the reincorporation merger shortly after the shareholders meeting.
     Delta Petroleum Corporation is an oil and gas exploration and development company based in Denver, Colorado. The Company’s core areas of operations are the Gulf Coast and Rocky Mountain Regions, which comprise the majority of its proved reserves, production and long term growth prospects. Its common stock is traded on the NASDAQ National Market under the symbol “DPTR.”
     This press release does not constitute an offer to sell or a solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.
Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the costs of and risk of success in exploring and developing new oil and natural gas reserves, the price for which such reserves and production can be sold, environmental concerns affecting the drilling of oil and natural gas wells, as well as general market conditions, competition and pricing. Please refer to the Company’s Securities and Exchange Commission filings for additional information.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus after filing if you request it via e-mail at info@deltapetro.com.
     For further information contact the Company at (303) 293-9133 or via email at info@deltapetro.com
OR
RJ Falkner & Company, Inc., Investor Relations Counsel at (800) 377-9893 or via email at
info@rjfalkner.com
SOURCE:     Delta Petroleum Corporation

3